February 2012 Pricing Sheet dated February 27, 2012 relating to Preliminary Terms No. 89 dated February 21, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Buffered PLUS Based on the Price of Gold due March 2, 2017
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – FEBRUARY 28, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$6,570,000
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date:	February 28, 2012
Original issue date:	March 2, 2012 (3 business days after the pricing date)
Maturity date:	March 2, 2017
Underlying commodity:	Gold
Payment at maturity:	If the final commodity price is greater than the initial commodity price: $1,000 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

If the final commodity price is less than or equal to the initial commodity price but greater than or equal to 80% of the initial commodity price, meaning the price has declined by an amount less than or equal to the buffer amount of 20%:
$1,000

If the final commodity price is less than 80% of the initial commodity price, meaning the price has declined by an amount greater than the buffer amount of 20%:
($1,000 x commodity performance factor) + $200
This amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the amount due at maturity be less than $200 per Buffered PLUS.

Buffer amount:	20%
Maximum payment at maturity:	$1,960 per Buffered PLUS (196% of the stated principal amount)
Minimum payment at maturity:	$200 per Buffered PLUS (20% of the stated principal amount)
Leveraged upside payment:	$1,000 x commodity percent increase x leverage factor
Commodity percent increase:	(final commodity price – initial commodity price) / initial commodity price
Leverage factor:	200%
Commodity performance factor:	final commodity price / initial commodity price
Initial commodity price:	$1,781, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

Reuters and various other third party sources may report the price of the underlying commodity.  If any such reported price differs from that as calculated by the London Gold Market and published by the LBMA or its successor, the price published by LBMA or its successor will prevail.

Valuation date:	February 27, 2017, subject to postponement for non-trading days and certain market disruption events
CUSIP:	617482M50
ISIN:	US617482M502
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Buffered PLUS	$1,000	$30	$970
Total	$6,570,000	$197,100	$6,372,900

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $30 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” on page 13 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 89 dated February 27, 2012
Prospectus Supplement for PLUS dated November 21, 2011
Prospectus dated November 21, 2011

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.